EX-4 5 statementofpremiumpaid2016 STATEMENT OF PREMIUM PAID

The premium that has been paid under the Bond covers the period from November 30, 2015 to November 30, 2016, for an aggregate coverage amount of $250,000. The premium that has been paid for the period from November 30, 2015 to November 30, 2016.